SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marvell Technology Group Ltd.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $0.002 par value Per Share

(Title of Class of Securities)

G5876H105

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Shares)

Clyde R. Hosein

Chief Financial Officer

Marvell Technology Group Ltd.

Canon’s Court, 22 Victoria Street

Hamilton HM 12, Bermuda

(441) 296-6395

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Carmen Chang, Esq.

Tom Savage, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$10,784,059.87	$423.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 48,815,788 common shares of Marvell Technology Group Ltd. having an aggregate value of $10,784,059.87 as of December 11, 2008 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$423.81
Form or Registration No.:	000-60245
Filing party:	Marvell Technology Group Ltd.
Date filed:	December 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO filed on December 16, 2008, as amended by Amendment No. 1 to Schedule TO filed on January 12, 2009, by Marvell Technology Group Ltd., a Bermuda company (the “Company”) (the “Schedule TO”), relates to an offer by the Company to exchange certain options (the “Exchange Offer”) to purchase up to an aggregate of 48,815,788 common shares of the Company, whether vested or unvested, that were issued and outstanding under our amended and restated 1995 Stock Option Plan and had an exercise price per share of at least $12.00 (the “eligible options”). These eligible options were eligible for exchange for Restricted Stock Units (“RSUs”) upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated December 16, 2008, as amended January 12, 2009 (the “Offer to Exchange”).

This Amendment, which is the final amendment to the Schedule TO, is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The purpose of this Amendment is to report the results of the Offer to Exchange. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Offer to Exchange.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:

The Exchange Offer, including all withdrawal rights, expired at 6:00 p.m. Pacific Time on January 23, 2009. A total of 3,389 eligible employees participated in the Exchange Offer. The Company has accepted for cancellation options to purchase an aggregate of 31,115,442 common shares granted under our amended and restated 1995 Stock Option Plan. The Company (i) granted RSUs in an aggregate of 3,358,533 common shares on January 23, 2009 in exchange for the options tendered and accepted pursuant to the terms and conditions of the Offer to Exchange and (ii) incurred a cash payment obligation in the aggregate of approximately $876,920 (less applicable withholding taxes) to employees who would otherwise have been entitled to receive a RSU grant equal to or less than 150 restricted stock units. The cancelled options are no longer available for future grants under any equity plan.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

MARVELL TECHNOLOGY GROUP LTD.

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer, Interim Chief Operating Officer and Secretary

Date: February 3, 2009

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)**	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated December 16, 2008, as amended January 12, 2009

(a)(1)(B)*	Letters to all eligible employees from Dr. Sehat Sutardja, our Chairman, President and Chief Executive Officer, dated December 16, 2008

(a)(1)(C)*	Election Forms

(a)(1)(D)*	Form of Calculator

(a)(1)(E)*	Form of Confirmation of receipt of election or form

(a)(1)(F)*	Form of Reminders

(a)(1)(G)*	Notice to eligible employees regarding expiration of offer period

(a)(1)(H)**	Screen shots of offer website

(a)(1)(I)*	Presentation materials

(b)	Not applicable

(d)(1)	Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 10.24 of the registrant’s quarterly report on Form 10-Q for the period ended July 30, 2005 as filed on September 8, 2005)

(d)(2)*	Amended and Restated 1995 Stock Option Plan Form of Restricted Stock Unit Agreement and Notice of Restricted Stock Unit Grant (for use in connection with the Exchange Offer)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on December 16, 2008 and incorporated herein by reference.

**	Previously filed with Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on January 12, 2009 and incorporated herein by reference.